FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction in Own Shares”, dated 3 May 2011.

2.	Press release entitled, “Total Voting Rights”, dated 3 May 2011.

3.	Press release entitled, “Transaction in Own Shares”, dated 4 May 2011.

4.	Press release entitled, “Director/PDMR Shareholding”, dated 4 May 2011

5.	Press release entitled, “Director/PDMR Shareholding”, dated 4 May 2011

6.	Press release entitled, “Transaction in Own Shares”, dated 5 May 2011

7.	Press release entitled, “Transaction in Own Shares”, dated 6 May 2011

8.	Press release entitled, “Share Repurchase Scheme”, dated 6 May 2011

9.	Press release entitled, “Director/PDMR Shareholding”, dated 6 May 2011

10.	Press release entitled, “Transaction in Own Shares”, dated 10 May 2011

11.	Press release entitled, “Transaction in Own Shares”, dated 11 May 2011

12.	Press release entitled, “Transaction in Own Share”, dated 12 May 2011

13.	Press release entitled, “Transaction in Own Shares”, dated 13 May 2011

14.	Press release entitled, “Transaction in Own Shares”, dated 16 May 2011

15.	Press release entitled, “Transaction in Own Shares”, dated 17 May 2011

16.	Press release entitled, “Transaction in Own Shares”, dated 18 May 2011

17.	Press release entitled, “Transaction in Own Shares”, dated 19 May 2011

18.	Press release entitled, “Transaction in Own Shares”, dated 20 May 2011

19.	Press release entitled, “Transaction in Own Shares”, dated 23 May 2011

20.	Press release entitled, “Transaction in Own Shares”, dated 24 May 2011

21.	Press release entitled, “Director/PDMR Shareholding”, dated 24 May 2011

22.	Press release entitled, “Transaction in Own Shares”, dated 25 May 2011

23.	Press release entitled, “Transaction in Own Shares”, dated 26 May 2011

24.	Press release entitled, “Transaction in Own Shares”, dated 27 May 2011

25.	Press release entitled, “Transaction in Own Shares”, dated 31 May 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 June 2011	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

ITEM 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 127,342 ordinary shares of AstraZeneca PLC at a price of 3006 pence per share on 28 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,924,769.

A C N Kemp
Company Secretary
3 May 2011

ITEM 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 April 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,385,324,851 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,385,324,851.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

3 May 2011

ITEM 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 May 2011, it purchased for cancellation 376,495 ordinary shares of AstraZeneca PLC at a price of 3034 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,385,300,661.

A C N Kemp
Company Secretary
4 May 2011

ITEM 4

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 1 May 2011, the interest of Mene Pangalos, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each has changed as detailed below.

The change in interest relates to a previously announced award made in May 2010 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, 8,318 of the 24,956 shares originally awarded to Mr Pangalos vested on 1 May 2011.

After certain mandatory tax deductions, Mr Pangalos has received 3,992 shares into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was £29.90 per share being the closing price of AstraZeneca ordinary shares on the trading day preceding the vesting day.

A C N Kemp
Company Secretary
4 May 2011

ITEM 5

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 3 May 2011 the following Directors of the Company notified us that, on 3 May 2011, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

Name of Director	Number of shares purchased	Purchase price	Number of shares held following purchase	Percentage of shares in issue
Rudy Markham	257	3037p	2,197	0.0002
Nancy Rothwell	260	3037p	1,574	0.0001

A C N Kemp
Company Secretary
4 May 2011

ITEM 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 May 2011, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 3077 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,384,840,140.

A C N Kemp
Company Secretary
5 May 2011

ITEM 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 May 2011, it purchased for cancellation 442,000 ordinary shares of AstraZeneca PLC at a price of 3074 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,384,527,423.

A C N Kemp
Company Secretary
6 May 2011

ITEM 8

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 9 May 2011 and ends on 26 August 2011, therefore running through its close period which commences on 1 July 2011 ending 28 July 2011. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
6 May 2011

ITEM 9

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

The interest of Anders Ekblom, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 5 May 2011, Dr Ekblom sold 3,470 AstraZeneca ordinary shares at a price of £30.92 per share.

The shares were sold to meet a tax liability arising from a previously announced vesting of shares in March 2011.

A C N Kemp
Company Secretary
6 May 2011

ITEM 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 May 2011, it purchased for cancellation 469,226 ordinary shares of AstraZeneca PLC at a price of 3084 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,384,207,374.

A C N Kemp
Company Secretary
10 May 2011

ITEM 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 May 2011, it purchased for cancellation 636,854 ordinary shares of AstraZeneca PLC at a price of 3140 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,383,700,856.

A C N Kemp
Company Secretary
11 May 2011

ITEM 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 May 2011, it purchased for cancellation 486,537 ordinary shares of AstraZeneca PLC at a price of 3150 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,383,387,510.

A C N Kemp
Company Secretary
12 May 2011

ITEM 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,598 ordinary shares of AstraZeneca PLC at a price of 3173 pence per share on 12 May 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,504,038.

A C N Kemp
Company Secretary
13 May 2011

ITEM 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 May 2011, it purchased for cancellation 334,454 ordinary shares of AstraZeneca PLC at a price of 3199 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,383,556,528.

A C N Kemp
Company Secretary
16 May 2011

ITEM 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 May 2011, it purchased for cancellation 310,110 ordinary shares of AstraZeneca PLC at a price of 3182 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,383,412,336.

A C N Kemp
Company Secretary
17 May 2011

ITEM 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 May 2011, it purchased for cancellation 635,910 ordinary shares of AstraZeneca PLC at a price of 3168 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,382,914,131.

A C N Kemp
Company Secretary
18 May 2011

ITEM 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 May 2011, it purchased for cancellation 235,115 ordinary shares of AstraZeneca PLC at a price of 3183 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be  1,382,706,390.

A C N Kemp
Company Secretary
19 May 2011

ITEM 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,897 ordinary shares of AstraZeneca PLC at a price of 3190 pence per share on 19 May 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,382,623,717.

A C N Kemp
Company Secretary
20 May 2011

ITEM 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 May 2011, it purchased for cancellation 735,085 ordinary shares of AstraZeneca PLC at a price of 3182 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,381,997,379.

A C N Kemp
Company Secretary
23 May 2011

ITEM 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 May 2011, it purchased for cancellation 887,378 ordinary shares of AstraZeneca PLC at a price of 3135 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,381,173,613.

A C N Kemp
Company Secretary
24 May 2011

ITEM 21

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 23 May 2011, the interest of Tony Zook, a person discharging managerial responsibilities, in the shares of AstraZeneca PLC has changed as detailed below.  Tony Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

The change in interest relates to a previously announced award made in May 2008 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, Tony Zook has now become beneficially entitled to 17,421 ADSs originally awarded.  After certain mandatory tax deductions, Mr Zook has received 9,860 ADSs into a personal brokerage account.

The market price of AstraZeneca ADSs on 20 May 2011, the last trading day prior to the vesting, was US$51.56.

A C N Kemp
Company Secretary
24 May 2011

ITEM 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 May 2011, it purchased for cancellation 437,968 ordinary shares of AstraZeneca PLC at a price of 3117 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,380,751,889.

A C N Kemp
Company Secretary
25 May 2011

ITEM 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 May 2011, it purchased for cancellation  487,308 ordinary shares of AstraZeneca PLC at a price of  3133 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,380,290,333.

A C N Kemp
Company Secretary
26 May 2011

ITEM 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 May 2011, it purchased for cancellation 836,828 ordinary shares of AstraZeneca PLC at a price of 3146 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,379,476,410.

A C N Kemp
Company Secretary
27 May 2011

ITEM 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 May 2011, it purchased for cancellation 536,239 ordinary shares of AstraZeneca PLC at a price of 3156 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,379,006,466.

A C N Kemp
Company Secretary
31 May 2011